Exhibit 99.6

Press Release

Total Becomes a Founding Member of the

United Nations Road Safety Trust Fund

Paris, April 12, 2018 - Total has pledged its support to create the United Nations Road Safety Trust Fund. As a founding member, Total will contribute $1 million to this prevention fund.

Total’s pledge, under the scope of Total Foundation, is a contribution to achieve the United Nations Sustainable Development Goal which aims to halve the number of global deaths and injuries from road traffic accidents by 2020.

“Safety is one of the Group’s values, and prevention of road traffic accidents is a priority commitment,” stated Patrick Pouyanné, Chairman and CEO. “Transportation is indeed a major part of Total’s operations, which has given us extensive expertise in road safety and prevention. Through today’s commitment, we are expressing, alongside the others who will join us, our belief that accidents do not have to happen. Awareness, education and improving standards are the keys to change. The United Nations Road Safety Fund is a response to this challenge that concerns all human beings all over the world.”

Total and its affiliates are involved every day in road safety through a variety of prevention initiatives for communities, training for professionals and support for public authorities.

To find out more about Total’s road safety initiatives, please click here.

About Total Foundation

Our community engagement is integral to our ambition to become the responsible energy major. With Total Foundation, we aim to contribute to growth in our host regions, alongside members of the larger community. With a special focus on young people, our four priority areas of action — transportation safety, forests and climate, youth inclusion and education, and cultural dialogue and heritage — are the keys to development in all regions.

These programs are defined and implemented with partners chosen for their experience, to ensure we can provide an effective response to the challenges facing society.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Relations Médias : +33 1 47 44 46 99 | presse@total.com | @TotalPress

Relations Investisseurs : +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.